Exhibit 99.1

November 13, 2015

Position Statement

Kibbutz Sdot Yam, the holder of approximately 32.6% of the shares in the Company, hereby request that you publish this Notice of Position, with respect to Resolutions 2 and 3 on the agenda of the shareholder meeting scheduled for December 3, 2015.

We urge all shareholders to vote in favor of appointing Yitzhak Sharir and Amnon Dik to the Company’s board of directors (Resolution 3) and to vote against appointing Yonatan Melamed and Ofer Tsimchi (Resolution 2).

Our reasons:

1.
Contrary to some of the information you may have read, we are not seeking control of the board of directors. Quite the opposite is true. We have reduced the number of directors who are Kibbutz members from five to three. At our initiative, and against the wishes of the Company’s management, the chairmanship of the board of directors – which was held by a Kibbutz member since the Company’s IPO – will now be held by an independent director. We have agreed to reduce the size of the board from eleven to nine. Moreover, we proposed the addition of Ronald Kaplan, with his experience from the US market, to the board. We have the strongest interest in assisting and positioning the Company to improve its performance. As the largest shareholder, our interests are 100% aligned with those of all shareholders - to maximize the value of Caesarstone shares.

2.
Our reasons for taking this step should be obvious to all shareholders: in recent months, Caesarstone has come up against a series of challenges and difficulties, which are reflected, inter alia, in a steep drop in the share price (-35% in the past year), a reduction in the company’s projected results and an increase in competition.

3.
In addition, we believe that there are serious corporate governance problems at the Company, and that the Company lacks appropriate checks and balances between the board and management.  Two independent members of the Company’s board – one of whom was appointed by the Kibbutz – have resigned, in part due to the poor corporate governance.

4.
We are therefore seeking to refresh and reinforce the Company’s board of directors by adding two highly qualified and experienced new independent directors, with proven and impressive records, who can contribute to the Company’s success and improve the board’s oversight over the Company’s business.

5.
In order to improve the composition and functioning of the board of directors even further, we propose the addition of Yitzhak Sharir and Amnon Dik. Both are highly qualified professionals with successful records in industry and capital markets and extensive public company board experience. Both are independent, with no ties to the Kibbutz.  We believe that they have far more to offer the Company than the directors proposed by management for these positions.

6.
Electing Yitzhak Sharir and Amnon Dik – together with Ronald Kaplan – will constitute a significant addition of strength to the board, to help the Company get back on track, cope with the complex challenges that are facing it, and maximize value for the benefit of all of its shareholders.

For additional details, please consult our proxy statement and GOLD proxy card, at http://csteprotect.com/.